UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q
Form N-SAR

For Period Ended: _December 31, 2002___
[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________
PART I - REGISTRANT INFORMATION
_Coates International, Ltd., Inc._______________________________________________________ Full Name of Registrant
_Not Applicable___________________________________________________________________ Former Name if Applicable
_2100 Highway #34 & Ridgewood Road _______________________________________________ Address of Principal Executive Office (Street and Number) Wall Township, New Jersey 07719
_________________________________________________________________________________ City, State and Zip Code

PART II - RULES 12B-25(B) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X_(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X_ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
___(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(a) Registrant shall be unable to file its Form 10-KSB for the fiscal year ended December 31, 2002 in timely fashion without unreasonable effort and expense because its audited financial statements for the subject fiscal year are not expected to be completed on a timely basis.

(b) The Form 10-KSB for the fiscal year ended December 31, 2002 will be completed and filed on or before April 14, 2003, no more than the 15th calendar day following March 30, 2003, the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George J. Coates 732 449-7717
________________________ (Name)	__________________ (Area Code)	__________________ (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X_ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ___ No _X_

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________Coates International, Ltd., Inc.__________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date _____March 28, 2003______ By _/s/ George J. Coates_____

                 George J. Coates, President

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 10/21/2002